Exhibit 99.1

voxeljet AG Issues Financial Guidance for the Year Ending December 31, 2016

Friedberg, Germany, February 2, 2016 — voxeljet AG (NYSE: VJET) (the “Company”, or “voxeljet”), a leading provider of high-speed, large-format 3D printers and on-demand parts services to industrial and commercial customers, today issued financial guidance for the year ending December 31, 2016.

•                  Revenue is expected to be in the range of 28.0 million and 30.0 million Euros. This compares to revenue guidance for the year ended December 31, 2015 of between 23.0 million and 24.0 million Euros, which the Company is affirming.

•                  Gross margin is expected to be between 40% and 42%.

•                  Operating expenses for the full year are expected as follows: SG&A expenses in the range of 10.0 million and 11.0 million Euros, and R&D expenses to be approximately 4.0 million to 5.0 million Euros. Depreciation and amortization expense is expected to be between 3.0 million and 4.0 million Euros.

•                  EBITDA is expected to be neutral-to-positive in 2016.

•                  Capital expenditures are projected to be in the range of 12.0 million to 13.0 million Euros, which primarily includes ongoing investments in our global subsidiaries.

Rudi Franz, Chief Financial Officer of voxeljet commented, “We enter 2016 with momentum as both customer interest and quoting activity remains strong and the outlook for 3D printer sales for industrial production applications is positive. Furthermore, while our long-term targeted revenue growth rate is now in the range of 25 to 30%, our overall growth strategy continues as we strengthen our brand and leadership in the market through the establishment of our global subsidiaries, which will contribute to our results progressively throughout the year. Our balance sheet remains strong with cash and cash equivalents of approximately 33.0 million Euros at December 31, 2015. We expect 2016 to be another exciting year for voxeljet.”

The company will release its financial results for the fourth quarter and year ended December 31, 2015 after the closing of the financial markets on Thursday, March 31, 2016.

About voxeljet

voxeljet is a leading provider of high-speed, large-format 3D printers and on-demand parts services to industrial and commercial customers. The Company’s 3D printers employ a powder binding, additive manufacturing technology to produce parts using various material sets, which consist of particulate materials and proprietary chemical binding agents. The Company provides its 3D printers and on-demand parts services to industrial and commercial customers serving the automotive, aerospace, film and entertainment, art and architecture, engineering and consumer product end markets. For more information, visit http://www.voxeljet.de/en/.

Cautionary Statement on Forward-Looking Statements

This press release contains forward-looking statements concerning our business, operations and financial performance. Any statements that are not of historical facts may be deemed to be forward-looking statements. You can identify these forward-looking statements by words such as ‘‘believes,’’ ‘‘estimates,’’ ‘‘anticipates,’’ ‘‘expects,’’ ‘‘plans,’’ ‘‘intends,’’ ‘‘may,’’ ‘‘could,’’ ‘‘might,’’ ‘‘will,’’ ‘‘should,’’ ‘‘aims,’’ or other similar expressions that convey uncertainty of future events or outcomes. Forward-looking statements include statements regarding our intentions, beliefs, assumptions, projections, outlook, analyses or current expectations concerning, among other things, our results of operations, financial condition, business outlook, the industry in which we operate and the trends that may affect the industry or us. Although we believe that we have a reasonable basis for each forward-looking statement contained in this press release, we caution you that forward-looking statements are not guarantees of future performance. All of our forward-looking statements are subject to known and unknown risks, uncertainties and other factors that are in some cases beyond our control and that may cause our actual results to differ materially from our expectations, including those risks identified under the caption “Risk Factors” in the Company’s Annual Report on Form 20-F and in other reports the Company files with the U.S. Securities and Exchange Commission.  Except as required by law, the Company undertakes no obligation to publicly update any forward-looking statements for any reason after the date of this press release whether as a result of new information, future events or otherwise.

Contact

Investors and Media

Anthony Gerstein

Director, Investor Relations and Business Development

anthony.gerstein@voxeljet.com

+1-646-484-1086